CONSENT OF CHARLES BEAUDRY

The undersigned hereby consents to the inclusion in the Management's Discussion & Analysis of Metalla Royalty & Streaming Ltd. (the "Company") for the period ended September 30, 2023 of references to the undersigned as a non-independent qualified person and the undersigned's name with respect to the disclosure of technical and scientific information contained therein.

The undersigned further consents to the inclusion or incorporation by reference of all references to the undersigned in the Company's Registration Statements on Form F-10 (No. 333-264810) and Form S-8 (Nos. 333-234659, 333-249938 and 333-265835). This consent extends to any amendments to the Form F-10 or Form S-8, including post-effective amendments.

/s/ Charles Beaudry
Charles Beaudry
November 10, 2023